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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FEB 29 2024

Washington, DC

SEC FILE NUMBER
8-28527

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dunham & Associates Investment Counsel, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6256 Greenwich Drive, Suite 550
(No. and Street)

San Diego	CA	92122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise S. Iverson	858-964-0500 x2210	finance@dunham.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF San Diego, LLP
(Name – if individual, state last, first, and middle name)

2020 Camino Del Rio North, Suite 1000	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

September 29, 2003	27
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise S. Iverson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAWN GILLARD
Notary Public - California
San Diego County
Commission # 2340817
My Comm. Expires Jan 13, 2025

Signature:

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Years Ended December 31, 2023 and 2022

PKF San Diego, LLP

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Shareholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6-11

SUPPLEMENTAL INFORMATION

Schedule I - Computation of Net Capital
under SEC Rule 15c3-1 12
Schedule II - Reconciliation of Computation of Net
Capital under SEC Rule 15c3-1 to Amounts Previously Reported 13
Schedule III - Information Relating to the Possession or
Control Requirements under SEC Rule 15c3-3 14
Schedule IV - Computation for Determination of Reserve Requirements
under SEC Rule 15c3-3 15

PKF San Diego, LLP

PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dunham & Associates Investment Counsel, Inc. (a California corporation) (the "Company"), as of December 31, 2023 and 2022 and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dunham & Associates Investment Counsel Inc.'s management. Our responsibility is to express an opinion on Dunham & Associates Investment Counsel, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunham & Associates Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital under SEC Rule 15c3-1, Schedule II - Reconciliation of Computation of Net Capital under SEC Rule 15c3-1 to Amounts Previously Reported, Schedule III - Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and Schedule IV - Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audits of Dunham & Associates Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Dunham & Associates Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF San Diego, LLP

We have served as Dunham & Associates Investment Counsel, Inc.'s auditor since 1997.
San Diego, California
February 27, 2024

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2023 and 2022

ASSETS

	2023	2022
Current assets:		
Cash	$ 3,452,527	$ 2,400,859
Accounts receivable	3,073,589	1,615,868
Receivables from related parties	1,606,044	2,692,334
Prepaids and other assets	550,762	550,266
Total current assets	8,682,922	7,259,327
Premises and equipment, net of accumulated depreciation and amortization of $989,051 and $792,426	830,018	735,863
Total assets	$ 9,512,940	$ 7,995,190

LIABILITIES AND SHAREHOLDER'S EQUITY

	2023	2022
Current liabilities:		
Accounts payable	$ 2,303,370	$ 1,781,722
Accrued liabilities	1,334,571	776,876
Total current liabilities	3,637,941	2,558,598
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	2,638,258	2,638,258
Retained earnings	3,234,751	2,796,344
Total shareholder's equity	5,874,999	5,436,592
Total liabilities and shareholder's equity	$ 9,512,940	$ 7,995,190

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022

	2023	2022
Revenues:		
Investment advisory services and fees	$ 21,025,130	$ 19,453,719
Brokerage and mutual fund commissions	116,558	136,937
Interest and other income	529,015	604,605
Total revenues	21,670,703	20,195,261
Expenses:		
Salaries and benefits	9,789,122	8,461,943
Commissions and trading	7,922,082	7,013,216
Sales and marketing	1,199,668	1,052,722
Professional and outside services	900,619	755,573
Occupancy, office and other	640,084	717,358
Forgiveness of receivable from related party	205,000	–
Total expenses	20,656,575	18,000,812
Net income before taxes	1,014,128	2,194,449
Income taxes benefit (expense)	24,279	(416,995)
Net income	$ 1,038,407	$ 1,777,454

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2023 and 2022

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2021	100,000	$ 1,990	$ 2,638,258	$ 3,393,890	$ 6,034,138
Shareholder distributions	–	–	–	(2,375,000)	(2,375,000)
Net income	–	–	–	1,777,454	1,777,454
Balance, December 31, 2022	100,000	1,990	2,638,258	2,796,344	5,436,592
Shareholder distributions	–	–	–	(600,000)	(600,000)
Net income	–	–	–	1,038,407	1,038,407
Balance, December 31, 2023	100,000	$ 1,990	$ 2,638,258	$ 3,234,751	$ 5,874,999

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities:		
Net income	$ 1,038,407	$ 1,777,454
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	224,272	110,078
Loss on disposition of premises and equipment	7,638	18,122
Forgiveness of receivable from related party	205,000	–
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(1,457,721)	317,981
Receivables from related parties	881,290	438,399
Prepaids and other assets	(496)	115,273
Increase (decrease) in liabilities:		
Accounts payable	521,648	(100,404)
Accrued liabilities	557,695	(591,309)
Net cash provided by operating activities	1,977,733	2,085,594
Cash flows from investing activities:		
Purchases of premises and equipment	(326,065)	(619,442)
Net cash used in investing activities	(326,065)	(619,442)
Cash flows from financing activities:		
Shareholder distributions	(600,000)	(2,375,000)
Net cash used in financing activities	(600,000)	(2,375,000)
Net increase (decrease) in cash	1,051,668	(908,848)
Cash at beginning of year	2,400,859	3,309,707
Cash at end of year	$ 3,452,527	$ 2,400,859
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes, net of refunds received	$ (31,502)	$ 423,995

The accompanying notes are an integral part of the financial statements.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate, serves as Trustee.

Recognition of Revenue

The Company recognizes investment advisory services and fees as earned over the periods in which services are provided, generally over time. While investment management contracts and agreements tend to be long-term in nature or may have no specific contract term, the performance obligations are generally satisfied daily or monthly based on assets under management.

The Company, as investment adviser, earns monthly advisory fees from the Dunham Funds based on the average daily net asset value of each fund pursuant to an Investment Advisory Agreement between the Dunham Funds and the Company. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis. These fees, which are accrued monthly and collected the following month, represented approximately 50% and 58% of total investment advisory services and fees for the years ended December 31, 2023 and 2022, respectively.

The Company, as program sponsor, has entered into agreements with various financial advisers and their clients choosing to use the Company's asset allocation and advisory wrap fee programs ("Asset Allocation Programs"). The Asset Allocation Programs use the Dunham Funds – Class N or A Shares and select money market options. The Company earns monthly advisory fees based on either the performance of the underlying accounts ("Performance-based Fees") or on a flat percentage fee basis ("Asset-based Fees"), subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client.

Performance-based Fees are calculated based on the total net increase in the market value of each account using "high-water" marks. The fee is equal to 10% of the total net increase, calculated monthly and charged quarterly. One-half of the quarterly fee collected is in turn paid to the financial adviser. Performance-based fees may be higher or lower than the Asset-based Fees and can fluctuate significantly from year to year based on market performance, a client's portfolio mix and individual high-water mark. Performance-based Fees represented approximately 7% and 0% of total investment advisory services and fees for the years ended December 31, 2023 and 2022, respectively.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recognition of Revenue, Continued

Asset-based Fees are calculated and earned monthly based upon the average of assets under management and contract advisory fees in accordance with the applicable Asset Allocation Program or investment management agreement. Depending on the program, advisory fees are collected monthly or quarterly. A portion of the advisory fees, generally the amount in excess of a 25 basis point program fee, are in turn paid to the financial advisers. Asset-based Fees represented approximately 43% and 42% of total investment advisory services and fees for the years ended December 31, 2023 and 2022, respectively.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company receives compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue monthly as earned.

The Company receives monthly shareholder services fees from the Dunham Funds for providing certain client servicing and administrative functions, a portion of which is in turn paid to its affiliate custodian. The Company also receives monthly service fees from a third-party money market mutual fund for providing certain operational services related to the applicable accounts. Such fees are recognized to revenue monthly as earned.

Accounts Receivable and Allowance for Credit Losses

The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. This ASU requires that credit losses be reported using an expected losses model rather than the incurred losses model previously used and establishes additional disclosures related to credit risk. For accounts receivable, which generally consists almost exclusively of advisory fees from clients charged directly to their accounts, there have been no historical losses. Considering the Company's historical experience as well as current economic conditions, no allowance for credit losses is required or would be immaterial at the end of the reporting period. The adoption of the ASU did not have a material effect on the Company's current financial condition, results of operations or financial statement disclosures.

Fair Value of Financial Instruments

Generally accepted accounting principles in the United States requires the use of fair values in determining the carrying values of certain assets and liabilities in the financial statements, as well as for specific disclosures about certain assets and liabilities.

FASB Accounting Standards Codification ("ASC") FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value giving preference to quoted prices in active markets (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data or information or assumptions developed from this data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation or amortization is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally three to seven years. Depreciation and amortization expense for the years ended December 31, 2023 and 2022 was $224,272 and $110,078, respectively, and is included in occupancy, office and other expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Premises and equipment consisted of the following at December 31, 2023 and 2022:

	2023	2022
Automobile	$ 55,329	$ 55,329
Leasehold improvements	357,021	–
Furniture and fixtures	579,163	103,742
Computer and related equipment	827,556	787,505
Assets in progress	–	581,713
Gross premises and equipment	1,819,069	1,528,289
Less: accumulated depreciation and amortization	989,051	792,426
Premises and equipment, net	$ 830,018	$ 735,863

Income Taxes

The Company, as a wholly-owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. For financial reporting purposes, the Company computes its tax liability on a separate return basis and may reduce or increase its liability to that of the combined return upon filing of the return. Effective July 16, 2021, California enacted Assembly Bill No. 150, the Small Business Relief Act, which allows qualified pass-through entities ("PTEs") to elect to be taxed at the entity level. This election is effective for tax years beginning on and after January 1, 2021 and before January 1, 2026. The California PTE tax is at a rate of 9.3% on the PTE's qualified net income and there is no carryforward of excess payments. The Company made this election for the 2021 and 2022 tax years. Therefore, no provision or liability for federal income taxes has been included in the financial statements and the benefit and provision shown is for applicable state income taxes net of credits received. The $24,279 benefit and $416,995 provision for income taxes for the years ended December 31, 2023 and 2022, respectively, consists of the California PTE, the California state franchise tax of 1.5% on California apportioned income and various other state excise, pass-through, franchise or other taxes.

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2023 and 2022, the Company does not have a liability for unrecognized tax uncertainties.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2023 and 2022, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2020.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains most of its bank accounts at two financial institutions located in California. The accounts at these banks are insured by the Federal Deposit Insurance Corporation up to applicable limits. At December 31, 2023 and 2022, the Company's uninsured cash balances totaled $3,007,861 and $1,982,968, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

The Company derives a significant portion of its revenues from fees earned related to the Dunham Funds. See Note 6.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consists primarily of advisory fees receivable from clients, charged and collected quarterly. As nearly all fees are directly charged to clients' investment accounts, there is no allowance for uncollectible accounts required on these balances as of December 31, 2023 and 2022. At December 31, 2023, a receivable of approximately $394,000 was due from a third party bank related to a fraudulent transfer. This receivable has subsequently been collected.

Accounts receivable at December 31, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Client fees	$2,673,339	$1,608,132	$1,925,817
Other	400,250	7,736	8,032
	$3,073,589	$1,615,868	$1,933,849

NOTE 4 - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2023 and 2022 were as follows:

	2023	2022
Payroll and related taxes	$1,045,931	$ 559,061
Vacation	224,472	189,793
Audit and tax	64,168	28,022
	$1,334,571	$ 776,876

NOTE 5 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2023 and 2022, the amount of net capital, as defined, exceeds the minimum amount required by $469,071 and $500,959, respectively, and its ratio of aggregate indebtedness to net capital is 506 to 1 and 3.41 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds and for services as discussed in Note 1. For the years ended December 31, 2023 and 2022, these fees amounted to $11,122,814 and $11,849,358, respectively. As of December 31, 2023 and 2022, the Company has a receivable balance of $1,015,918 and $1,001,428, respectively, which is included in receivables from related parties. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers.

The Company shares certain expenses and services of employees with certain affiliates. Such costs are allocated and charged to the Company and to these affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such services or expenses. In addition, the operating expenses of one affiliate may be paid by another with subsequent reimbursement made by the affiliate to the payer. In 2023 and 2022, the Company paid $360,000 and $269,151, respectively, to an affiliate for reimbursement for office space and related costs. Another affiliate utilizes the Company for certain back-office services and operations pursuant to a service agreement. Total amounts received by the Company under this service agreement were $1,212,000 and $984,000 for the years ended December 31, 2023 and 2022, respectively. The reimbursements from affiliates were offset against the Company's related operating expenses. The Company also participates in an affiliate-wide bonus pool whereby income or losses generated by each of the affiliates is aggregated to create a discretionary bonus pool available for eligible employees of all affiliates. Each affiliate is subsequently charged bonus expense based on actual bonuses paid to its employees, if any. The Company also makes advances, which are unsecured and noninterest bearing, to its affiliates. During 2023, the Company forgave $205,000 in advances to an affiliate and the related loss is reflected in the statement of operations. There was no impact on regulatory net capital as such advances do not count as allowable assets towards the Company's required minimum net capital. As of December 31, 2023 and 2022, the Company has a receivable balance of $590,126 and $1,690,906, respectively, from affiliates for allocable expenses and advances which is included in receivables from related parties.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. The contribution expense to the plan was $136,050 and $99,978 for the years ended December 31, 2023 and 2022, respectively.

NOTE 8 - SUBSEQUENT EVENT

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 27, 2024.

SUPPLEMENTAL INFORMATION

SCHEDULE I

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2023 and 2022

	2023	2022
Net worth	$ 5,874,999	$ 5,436,592
Less:		
Non-allowable assets:		
Accounts receivable	3,073,589	1,615,868
Receivables from related parties	701,559	1,783,536
Prepaid and other assets	550,762	550,366
Premises and equipment	830,018	735,863
Total non-allowable assets	5,155,928	4,685,633
Other deductions	–	–
Net capital	$ 719,071	$ 750,959
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable	$ 2,303,370	$ 1,781,722
Accrued liabilities	1,334,571	776,876
Total aggregate indebtedness	$ 3,637,941	$ 2,558,598
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	$ (250,000)	$ (250,000)
Net capital in excess of amount required	$ 469,071	$ 500,959
Net capital less greater of 10% of aggregate indebtedness or 120% of $250,000	$ 355,277	$ 450,959
Ratio: Aggregate indebtedness to net capital	5.06 to 1	3.41 to 1

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2023 and 2022

	2023	2022
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 719,071	$ 750,959
Adjustments	–	–
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 719,071	$ 750,959
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 3,637,941	$ 2,558,598
Adjustments	–	–
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 3,637,941	$ 2,558,598

See accompanying report of independent registered public accounting firm.

SCHEDULE III

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2023 and 2022

		2023	2022
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

See accompanying report of independent registered public accounting firm.

SCHEDULE IV

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2023 and 2022

	2023	2022
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

See accompanying report of independent registered public accounting firm.

PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dunham & Associates Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunham & Associates Investment Counsel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dunham & Associates Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Dunham & Associates Investment Counsel, Inc. stated that Dunham & Associates Investment Counsel, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Dunham & Associates Investment Counsel, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunham & Associates Investment Counsel, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF San Diego, LLP
PKF San Diego, LLP

San Diego, California
February 27, 2024

DUNHAM
Trust and Investment Services

Hold Us To Higher Standards

February 27, 2024

PKF San Diego, LLP
2020 Camino del Rio North, Suite 1000
San Diego, CA 92108

RE: SEA Rule 17a-5 Exemption Report

We, as members of management of Dunham & Associates Investment Counsel, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934 (SEA). Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an "Exemption Report" prepared by an independent public accountant based upon a review of assertions provide by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the Possession or Control and Reserve Requirement provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2023.

The above statements are made to the best knowledge and belief of the Company. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

By:

Denise S. Iverson, CPA
CFO
February 27, 2024

PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Dunham & Associates Investment Counsel, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

San Diego, California
February 27, 2024

PKF San Diego, LLP

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
DUNHAM & ASSOCIATES INVESTMENT COUNSEL INC	8-28527

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 21,670,703.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 21,670,703.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 11,129,592.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 0.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 11,129,592.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 10,541,111.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 15,811.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 7,017.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 7,017.00		
d	Add lines 11a through 11c		$ 7,017.00	
12	**LESSER** of line 10 or 11d.			$ 7,017.00
13 a	Amount from line 8		$ 15,811.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 7,017.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 8,794.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 8,794.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-28527	DEA: FINRA	2023	Dec

MEMBER NAME DUNHAM & ASSOCIATES INVESTMENT COUNSEL INC
MAILING ADDRESS 6256 GREENWICH DRIVE STE 550
SAN DIEGO, CA 92121

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

DUNHAM & ASSOCIATES INVESTMENT COUNSEL INC
(Name of SIPC Member)

Brian F. Kenny
(Authorized Signatory)

2/22/2024
(Date)

brian.kenny@dunham.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.